

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Biao Wei
Chief Executive Officer
Lixiang Education Holding Co. Ltd.
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People's Republic of China

> **Re: Lixiang Education Holding Co. Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response Dated November 9, 2022**
> **File No. 001-39559**

Dear Biao Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response Dated November 9, 2022

Item 3. Key Information, page 5

1. We note your response to comment 3. Please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and any other material discussion of the VIEs throughout your annual report.

2. We note your response to comment 8, particularly the following proposed sentence: "[s]uch conditions include that (i) we control the VIEs through power to govern the activities which most significantly impact the VIEs' economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs." Please revise this sentence to make clear that the references to control and benefits are based on the conditions that you have satisfied for consolidation

of the VIEs under U.S. GAAP. Additionally, please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and any other material discussion of the VIEs throughout your annual report.

3.   We note your response to comment 5 and reissue in part. Please include a cross-reference to the condensed consolidating schedule and the consolidated financial statements.

4.   We note your response to comment 6 and reissue it. Please include the disclosure found in "Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements" in "Item 3. Key Information" in its entirety rather than a summary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Biao Wei